UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Statement of Moody’s Investors Service Pty. Ltd

On March 2, 2009 Moody’s Investors Service Pty. Ltd (“Moody’s”) released a statement stating that it had revised to negative, from stable, the outlook for the bank financial strength ratings of B, and the long-term deposit and debt ratings of Aa1, of Westpac Banking Corporation (“Westpac”) as well as certain other major Australian banks.  The release confirmed that the Aaa rating of Westpac’s government-guaranteed obligations and the short-term rating of Prime-1 are not affected and their outlook remains stable.

The release stated “The negative outlook reflects the potential for the deepening global economic downturn to have a protracted impact on the banks’ asset quality and earnings.  However, on an absolute basis, [the] banks continue to have strong credit profiles and benefit from a very high level of support from the Australian government. Consequently, even in a severe downside scenario we would expect Australia’s major banks to remain solidly positioned within the Aa rating band.”

The release stated that Moody’s outlooks address potential rating pressures over the next 12-18 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: March 3, 2009	By:	/s/ Sean Crellin
Sean Crellin
Vice President Legal